UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________

Commission file number: 1-16681

EMPLOYEES' PROFIT SHARING AND SALARY
DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032
(Full title and address of the plan)

THE LACLEDE GROUP, INC.
(Missouri corporation)
720 Olive Street
Saint Louis, Missouri 63101
314-342-0500
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc.
Financial Statements as of and for the
Years Ended December 31, 2007 and 2006, Supplemental
Schedule as of
December 31, 2007, and
Report of Independent Registered
Public Accounting Firm

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 -

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	8

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	9

Exhibits	11

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Employees’ Profit Sharing and Salary Deferral
   Plan of SM&P Utility Resources, Inc.
Carmel, Indiana

We have audited the accompanying statements of net assets available for benefits of Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 27, 2008

Federal Employer Identification Number:  44-0160260

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments:
Mutual funds	$15,585,525	$12,779,093
Fixed income	3,400,014	3,328,257
Common stock	715,994	788,832
Participant loans	1,087,404	1,028,966
Total investments	20,788,937	17,925,148

Receivables:
Participant contributions	72,169	65,156
Employer contributions	638,654	616,952
Total receivables	710,823	682,108

NET ASSETS AVAILABLE FOR BENEFITS	$21,499,760	$18,607,256

See Notes to Financial Statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income:
Interest	$219,957	$193,069
Dividends	30,552	28,297
Net appreciation in fair value of investments	1,395,908	1,038,482
Total investment income	1,646,417	1,259,848

Contributions:
Participants	1,744,291	1,638,763
Employer	638,654	616,952
Rollovers	80,332	119,459
Total contributions	2,463,277	2,375,174

Total additions	4,109,694	3,635,022

DEDUCTIONS:
Benefits paid to participants	1,217,190	1,749,679
Administrative expenses	-	1,010
Total deductions	1,217,190	1,750,689

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,829,504	1,884,333

NET ASSETS AVAILABLE FOR BENEFITS – Beginning of year	18,607,256	16,722,923

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$21,499,760	$18,607,256

See Notes to Financial Statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

General—The following description of the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the “Plan”) is provided for general information purposes only.  For more complete information, participants should refer to the Plan Document and Summary Plan Description, which are available from the Plan Administrator.  The Plan was established effective July 1, 1987. The Plan is a defined contribution plan, which covers employees of SM&P Utility Resources, Inc. (the “Company”), a wholly-owned subsidiary of The Laclede Group, Inc. (“Group”), who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements.  Certain employees of the Company act as trustees (the “Trustees”) of the Plan and control and manage the operation of the Plan. American United Life Insurance Company (“AUL” or “Custodian”) serves as the custodian of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation or Eligibility—All full-time employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

Contributions—Under the Plan, eligible participants may elect a salary deferral of 1% to 75% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.

The Company may make discretionary matching contributions from its net profits that are allocated to each eligible participant’s account based upon the participant’s salary deferral amount.  For the years ended December 31, 2007 and 2006, the Company elected to make matching contributions equal to 50% of each participant’s salary deferral amount.  The Company’s matching contribution is up to a maximum of 3% of the participant’s compensation. The Company may make additional discretionary contributions that are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts.  No additional discretionary contributions were made during the 2007 and 2006 Plan years.

Rollovers From Other Qualified Employer Plans—The Plan allows for employees to transfer other qualified employer retirement plan assets to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. In addition to the employee and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—There are twenty-two investment alternatives available for the investment of contributions to the Plan.  Participants direct the investment of their contributions and Company matching contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions and Company matching contributions among the funds.  The investment funds consist of mutual, bond, and equity funds offered by the Plan.

Vesting—Participants are immediately vested in their contributions and actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A Participant is fully vested after five years of continuous service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

Payment of Benefits—Upon retirement or termination of service, distributions from the Plan are paid out in a lump sum.  At December 31, 2007 and 2006, plan assets include $0 and $4,815, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.  Benefit payments to participants are recorded upon distribution.

Hardship Withdrawals—Participants may request withdrawals of their vested account balance if they satisfy hardship requirements established by the Plan Administrator in accordance with Internal Revenue Service (“IRS”) guidelines.

Participant Loans—A participant may borrow from his or her fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance.  The repayment period may not exceed five years unless the loan is used to purchase the participant’s primary residence, subject to certain restrictions.  Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee.  Principal and interest is paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition—The Plan’s investments in the various funds are stated at the market value of the underlying assets, which are determined by the Custodian.  The common stock of the Group is stated at quoted market value. Participant loans are valued at the outstanding loan balance.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.  Certain other expenses of the Plan such as investment manager fees and broker fees are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3.	INVESTMENTS

       As of December 31, 2007 and 2006, investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2007	2006

AUL Fixed Interest Investment Fund	$3,400,014	$3,328,257
Fidelity (VIP) Growth Fund	2,645,244	1,921,934
SSgA S&P 500 Flagship Fund	1,875,107	1,832,864
OneAmerica Money Market Fund	1,851,199	1,766,913
American Funds Growth Fund of America	1,657,243	-
American Century Ultra Fund	-	1,375,930
OneAmerica Asset Director Fund	1,522,017	1,360,317
Alger American Leveraged Allcap Fund	1,402,216	-
OneAmerica Investment Grade Bond Fund	1,168,648	1,085,610

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual funds	$1,426,682	$945,891
Common stock	(30,774)	92,591
Net appreciation of investments	$1,395,908	$1,038,482

Interest and dividends realized in the Plan’s investments for the years ended 2007 and 2006 were $250,509 and $221,366, respectively.

4.	PARTY-IN-INTEREST

The Plan invests in certain funds offered by the Custodian.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Such investments as of December 31, 2007, are disclosed on the Supplemental Schedule of Assets (Held at End of Year).

At December 31, 2007 and 2006, the Plan held 388,733 units and 434,468 units, respectively, of common stock of the Group, with fair value of $715,994 and $788,832, respectively.  During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $30,552 and $28,297 respectively, and net appreciation (depreciation) in fair value of $(30,774) and $92,591, respectively, from common stock of the Group.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA.  Should the Plan be terminated, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan obtained its latest determination letter on December 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal  Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	SUBSEQUENT EVENT

On March 31, 2008, The Laclede Group completed the sale of 100% of its interest in its wholly-owned subsidiary, SM&P, to Stripe Acquisition, Inc. (an affiliate of Kohlberg Management VI, LLC).  Stripe Acquisition, Inc. also secured 100% ownership of Central Locating Services, Ltd. (CLS) from Asplundh Tree Expert Company on that same date.

In connection with the integration of CLS and SM&P under the umbrella of United States Infrastructure Corporation (the new holding company), the CLS 401(k) plan merged into the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc in April 2008.  With this merger 742 CLS employees transferred $2,414,160 and $3,193,033 into the new USIC 401(k) Savings Plan on April 18, 2008 and May 13, 2008, respectively.

SUPPLEMENTAL SCHEDULE

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P
UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF
YEAR) AS OF DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or	Description of		Current
	Similar Party	Investment	Cost**	Value

*	AUL Fixed Interest Investment Fund	Fixed Income		$3,400,014

	Fidelity (VIP) Growth Fund	Mutual Funds		2,645,244
	SSgA S&P 500 Flagship Fund			1,875,107
*	OneAmerica Money Market Fund			1,851,199
	American Funds Growth Fund of America			1,657,243
*	OneAmerica Asset Director Fund			1,522,017
	Alger American Leveraged Allcap Fund			1,402,216
*	OneAmerica Investment Grade Bond Fund			1,168,648
	American Funds Europacific Growth Fund			792,078
	American Century Income & Growth Fund			625,290
*	OneAmerica Value Fund			604,170
	SSgA MSCI Eafe Index Strategy Fund			430,209
	Fidelity (VIP) High Income Fund			266,506
	Vanguard Explorer Fund			251,506
	Russell Lifepoints Equity Fund			196,492
	MFS Value Fund			112,356
	Russell Lifepoints Growth Fund			78,176
	Russell Lifepoints Balanced Fund			69,025
	Russell Lifepoints Moderate Fund			24,299
	Calvert Income Fund			7,457
	Russell Lifepoints Conservative Fund			6,287

		Total Mutual Funds		15,585,525

*	The Laclede Group, Inc.	Common Stock		715,994

*	Various participants	Participant loans, rates from 5.0% to 9.50%, maturities through August 2036		1,087,404

				$20,788,937

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
(Registrant)

Date:	June 27, 2008	BY:	/s/ James A. Muhl
James A. Muhl
Trustee

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm – BKD LLP